RENEW ENERGY GLOBAL PLC

c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB, United Kingdom

October 5, 2022

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Lily Dang

RE:	ReNew Energy Global plc (the “Company”) Form 20-F for the Fiscal Year ended March 31, 2022 Filed July 25, 2022 File No. 001-40752

Dear Ms. Dang:

On behalf of ReNew Energy Global plc (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 22, 2022 (the “Comment Letter”) with respect to Form 20-F filed with the Commission on July 25, 2022.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

1(a) We note that you present the non-IFRS measures of Adjusted EBITDA and Cash Flow to Equity (CFe) as performance measures, although you reconcile Adjusted EBITDA from your measure of “Total Income,” which is predominantly revenue and other income, and you reconcile CFe from your non-IFRS measure of Adjusted EBITDA.

Please refer to Item 10(e) of Regulation S-K, applicable via General Instruction C(e) to Form 20-F, for guidance on disclosures of non-GAAP measures. Under this guidance you should present the most directly comparable IFRS financial measure with equal or greater prominence, and provide a reconciliation from this measure to your non-IFRS measure.

We believe that you should revise your presentation of such non-IFRS measures to identify IFRS Net Loss as the most directly comparable IFRS financial measure, and reconcile each of your non-IFRS measures from IFRS Net Loss, for each period.

In light of the Staff’s comment and further consideration of Item 10(e) of Regulation S-K, the Company agrees that for its future filings on Form 20-F, it will provide a reconciliation of “Adjusted EBIDTA” to “Net profit / loss” in the manner set out below in this response letter.

In order to explain the basis for the existing disclosure in its Form 20-F, the Company believes it is important to provide background as to the rationale for its presentation of “Adjusted EBITDA.” The Company reconciled “Adjusted EBIDTA” to “Total Income” because it believes that this measure is useful to compare general operating performance from period to period, in addition to the IFRS performance measures disclosed in the statement of profit or loss. Operating costs in the renewable energy sector are comparatively lower than conventional energy producers. In the case of the Company, these comparatively lower operating costs significantly contribute to higher EBITDA margins of over 80% historically. As a result, any change in ‘Total income’ will have a direct impact on overall performance of the group. For this reason, “Total Income” was presented as a directly comparable measure as the Company believed it would facilitate understanding of its financial performance. In addition, the Company believed that its existing disclosures provided sufficient information for enabling a user to reconcile the Adjusted EBIDTA to net loss.

However, as discussed above, the Company respectfully agrees with the Staff’s view that a direct reconciliation of “Adjusted EBITDA” to “Net profit / loss” would be appropriate. As a result of providing this direct reconciliation, investors will be able to reconcile “Cash flow to equity” (CFe) to “Adjusted EBITDA” which is then directly reconciled to the IFRS measure. For the Staff’s review, the Company sets out below its proposed approach to this disclosure for its future filings:

Adjusted EBITDA	For the year ended March 31,
	2021	2021	2022	2022
		Rs. in millions		USD in millions
Loss for the year	(2,781)	(8,032)	(16,128)	(213)
Less: Financial income and fair value change in derivative instruments	(2,179)	(3,354)	(2,013)	(27)
Add: Depreciation and amortization	11,240	12,026	13,764	181
Add: Finance costs and fair value change in derivative instruments	35,487	38,281	41,712	550
Add: Share in loss of jointly controlled entities	53	45	—	—
Add: Change in fair value of warrants	—	—	690	9
Add: Listing and related expenses	—	—	10,512	139
Add: Income tax expense	2,158	2,904	3,895	51
Add: Share based payment expense and others related to listing	—	—	2,712	36
Adjusted EBITDA	43,978	41,870	55,144	727

1(b) For the Adjusted EBITDA measure, please also disclose the reasons for the $36 million adjustment—share based payment expense, which appears to be a portion of the listing and related expenses of $139 million reported on page F-6, to clarify how it has been derived and how it is meaningful in presenting your non-IFRS measure.

In response to the Staff’s comment, the Company clarifies that the $36 million adjustment to the “share based payment expense and others related to listing” primarily reflects expenses related to the “2021 Incentive Award Plan” which was approved in Fiscal Year (FY) 2022 after the Company’s listing on the Nasdaq Stock Market on August 23, 2021. This expense was recognised for the first time in FY 2022 based on fair valuation of the stock options under the 2021 Incentive Award Plan. The Company respectfully refers the Staff to notes 42 (e) and 42 (f) on page F-91 to F-93 of its financial statements filed with its Form 20-F for further details.

The Company also notes that the $36 million forms part of “Employee benefits expense” as set out in Note 34 on page F-73 of its financial statements included as part of its Form 20-F, and does not form part of $139 million which represents listing and related expenses as detailed in note 55(a)(iv) on page F-123 and F-124 of those financial statements.

The charge for share based payments related to the 2021 Incentive Award Plan is non-routine as it was recognised in FY 2022 and not in the earlier financial years. The Company believes that listing and related expenses of the Company on the Nasdaq Stock Market are not indicative of Company’s operational profitability and may obscure underlying business results and trends and were adjusted in the computation of “Adjusted EBIDTA.” The Company continues to adjust these expenses while assessing and publishing its quarterly financial results.

1(c) For the CFe measure, please also disclose the reasons for the $75 million adjustment—normalized loan repayment, which is described on page 90 as “repayment of scheduled payments as per the loan agreement,” to clarify how it has been derived and is meaningful in presenting your non-IFRS measure, also clarifying how it compares to, and is more meaningful than, the actual loan repayment amounts, in your view.

The $75 million described as “Normalized loan repayment” represents scheduled payments pursuant to the applicable loan agreements. “Repayment of long-term interest-bearing loans and borrowings” as disclosed under “Cash flows from financing activities” in the Consolidated statement of cash flows (Page F-11 of the financial statements) amounting to $1,443 million includes (i) payments made arranging certain loan agreements that were refinanced during the year (corresponding receipts included in “Proceeds from long term interest-bearing loans and borrowings” as disclosed under “Cash flows from financing activities”), (ii) prepayments under certain loan agreements, and (iii) scheduled loan payments pursuant to the terms of those loan agreements. For FY 2022, the scheduled repayments were $75 million, and the remaining $1,368 million comprised payments for loans that were either refinanced or prepaid.

The Company believes that scheduled payments as per the contracted terms of the debt arrangements reflect the relevant cash outflow which facilitates better analysis of cash generation from operating assets than actual loan repayments, as it also includes outflows due to refinancing arrangements and prepayments.

2. For each compulsorily convertible debenture (CCD) outstanding at March 31, 2022 and March 31, 2021, please expand your disclosures pertaining to the terms of conversion to address the following points:

•	Quantify the number of shares that would need to be issued to settle the outstanding balance of the CCD at the end of each period.

•	Describe the conversion provisions and specify the periods and the fixed and/or variable conversion terms that would apply.

•	Expand footnote * to the terms of conversion table as necessary to clarify the significance of the 1:1 conversion ratio.

The Company respectfully notes that the Compulsorily Convertible Debentures (CCDs) were issued by certain subsidiaries of the Company, as specified on page F-61, and those subsidiaries will issue their own equity shares on the maturity date to settle the outstanding CCDs. No CCDs were issued directly by the Company nor do the CCDs have any option for conversion into the parent equity shares. Accordingly, no equity shares of the Company will be issued in settlement of these CCDs. Until conversion, the CCDs do not carry any voting rights either in the relevant subsidiary, in the Company or elsewhere in the group. Further, the Company has disclosed proceeds from the outstanding CCDs as of March 31, 2022 aggregating to Rs. 1,986 million on page F-61 along with the terms and conditions, including the maturity term which indicates when the CCDs will convert into equity shares. In the opinion of the Company, this information was material and most relevant to the users of the financial statements. Additionally, when determining the extent of the disclosures the Company also considered that as of March 31, 2022 the outstanding liability portion of the CCDs, included under non-current interest-bearing loans and borrowing, contributed to less than 1% of the total of non-current borrowings and was less than 1% of the net worth of the Company.

Considering the above and the fact that IFRS is not prescriptive as to the level of disclosures required to be furnished for such financial instruments issued by subsidiaries of the entity, the Company concluded that material terms were disclosed for a user’s understanding of the financial statements.

As requested by the Staff, the Company has included the table below which details the number of shares that would be required to settle the outstanding balance of the CCD and their conversion terms along with the significance of the 1:1 conversion ratio.

Entity /Issuer	Maturity/ conversion date and number of debentures	Conversion terms
ReNew Mega Solar Private Limited	August 22, 2036 (1,845,900 debentures)	One equity share will be issued for each CCD on the maturity date (1:1)

ReNew Solar Energy (Telangana) Private Limited	September 20, 2036 (5,903,630 debentures)	One equity share will be issued for each CCD on the maturity date (1:1)

Abha Solarfarms Limited	June 6, 2026 (57,250 debentures), January 26, 2027 (119,656 debentures), and May 24, 2027 (169,968 debentures)	CCDs shall compulsorily convert into such number of equity shares that equals the fair value of the equity shares on the date of conversion so issued. Face value of each CCD is INR 100.

Aalok Solarfarms Limited	June 6, 2026 (57,250 debentures), January 26, 2027 (119,656 debentures) , and May 24, 2027 (169,968 debentures)	CCDs shall compulsorily convert into such number of equity shares that equals the fair value of the equity shares on the date of conversion so issued. Face value of each CCD is INR 100.

Shreyas Solarfarms Limited	June 8, 2026 (457,138 debentures) and January 26, 2027 (236,563 debentures)	CCDs shall compulsorily convert into such number of equity shares that equals the fair value of the equity shares on the date of conversion so issued. Face value of each CCD is INR 100.

Heramba Renewables Limited	January 26, 2027 (301,500 debentures) and May 24, 2027 (392,250 debentures)	CCDs shall compulsorily convert into such number of equity shares that equals the fair value of the equity shares on the date of conversion so issued. Face value of each CCD is INR 100.

ReNew Solar Energy (Jharkhand three) Private Limited	March 31, 2027 (8,775,454 debentures)	One equity share will be issued for each CCD on the maturity date (1:1)

The Company will ensure the disclosures in future filings include this information and related clarifications.

Please contact Mr. Kedar Upadhye at Kedar.Upadhye@renewpower.in should you have any questions or require further information.

Very truly yours, ReNew Energy Global plc

By:	/s/ Kedar Upadhye
Name: Kedar Upadhye
Title: Chief Financial Officer

cc:	Sumant Sinha

ReNew Energy Global plc

cc:	Anand Saha and Siddhartha Sivaramakrishnan

McDermott Will & Emery LLP